SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 31, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

On behalf of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and Cresud SACIF y A to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2019.

ITEM THREE: ALLOCATION OF NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 2019 FOR $ 25,447,242,953. REVERSAL OF SPECIAL RESERVE FOR ABSORPTION OF LOSSES. DISTRIBUTION OF CASH DIVIDENDS.
The meeting approved by majority of votes:
1.- To fully reverse the special reserve for $ 49,983,504,029 (which adjusted for inflation amounts to $ 56,227,247,874) and allocate it to the full absorption of the accumulated losses, including those from the fiscal year ended June 30, 2019; so that, once the losses have been deducted, the special reserve balance is $ 7,685,866,829 (which adjusted for inflation as of September 30, 2019 amounts to $ 8,645,955,256);
2.- To distribute the amount of $ 480,000,000 (four hundred and eighty million Argentine pesos) as dividends payable in shares of IRSA Propiedades Comerciales S.A. (IRSA PC), a Company’s subsidiary, to the shareholders ratably according to their shareholding interests;
3.- To delegate to the Board of Directors the power to implement the payment to the shareholders within the terms set forth in the applicable laws, and to apply for and implement the payment of such dividend in shares of IRSA PC to the ADR holders.
4.- To authorize the Board of Directors to settle in cash any fractions lower than the IRSA PC shares par value subject to distribution, in accordance with the Listing Regulations of Mercado de Valores S.A.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes the Board of Directors’ performance for the fiscal year ended June 30, 2019.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes the performance of the Company’s supervisory committee for the fiscal year ended June 30, 2019.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($ 51,821,340, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH RECORDED A COMPUTABLE TAX LOSS PURSUANT TO THE RULES OF THE ARGENTINE SECURITIES COMMISSION.
The meeting approved by majority of votes the sum of $ 51,821,340 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2019, and (i) to allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE ($ 1,260,000, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH RECORDED A COMPUTABLE TAX LOSS PURSUANT TO THE RULES OF THE ARGENTINE SECURITIES COMMISSION.
The meeting approved by majority of votes to pay $ 1,260,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2019.

ITEM EIGHT: CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
The meeting approved by majority of votes:
1.- To renew the appointment of Mr. Alejandro Gustavo Elsztain, as non-independent regular director and of Messrs. Enrique Alberto Antonini and Gabriel Adolfo Gregorio Reznik as non-independent Alternate Directors and to appoint Messrs. Oscar Pedro Bergotto, Demian Brener and Mrs. María Julia Bearzi as independent Regular Directors, all of them for a term of three fiscal years.
2.- To accept the resignation of Mr. Gabriel Adolfo Gregorio Reznik as regular director.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Gastón Gabriel LIZITZA and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the following firms as certifying accountants (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2019/2020 fiscal year, with Mariano Carlos Tomatis acting as Regular Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with Daniel Abelovich acting as Regular Independent Auditor and Noemí Ivonne Cohn and Roberto Daniel Murmis as Alternate Independent Auditors.

ITEM ELEVEN: APPROVAL OF COMPENSATION FOR $ 12,821,357 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes a compensation of $ 12,821,357 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2019.

ITEM TWELVE: CONSIDERATION OF ANNUAL BUDGET FOR IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN AND COMPLIANCE AND CORPORATE GOVERNANCE PROGRAM.
The meeting approved by majority of votes (I) a budget of $ 5,589,000 for the implementation of a Compliance and Corporate Governance program; and (II) a budget of $ 1,100,000 for the Audit Committee.

ITEM THIRTEEN: CONSIDERATION OF INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR NOT, OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 350,000,000 (THREE HUNDRED AND FIFTY MILLION US DOLLARS) (OR ITS EQUIVALENT IN ANY OTHER CURRENCIES), THE CREATION OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2017, BY AN ADDITIONAL AMOUNT OF UP TO US$ 250,000,000 (TWO HUNDRED AND FIFTY MILLION U.S. DOLLARS ) (OR ITS EQUIVALENT IN OTHER CURRENCIES OR UNITS OF VALUE).
The meeting approved by majority of votes the increase in the amount of the Program, which at present amounts to an maximum outstanding amount of up US$ 350,000,000 (three hundred and fifty million US dollars) (or its equivalent in other currencies) by an additional amount of up to US$ 250,000,000 (two hundred and fifty million US dollars) (or its equivalent in other currencies or units of value).

ITEM FOURTEEN: CONSIDERATION OF (I) DELEGATION ON THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION IN THE PROGRAM’S AMOUNT, AND DETERMINE ANY TERMS AND CONDITIONS OF THE PROGRAM OTHER THAN THOSE EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) RENEWAL OF POWERS FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
The meeting approved by majority of votes:
(i) To delegate on the Board of Directors the broadest powers to implement the increase and/or reduction in the Program’s amount and determine the Program’s terms and conditions, in accordance with the provisions of Negotiable Obligations Law No. 23,576, as further amended and supplemented; (ii) To authorize the Board of Directors to execute all related documents required by the Argentine Securities Commission, the securities exchanges of Argentina and/or abroad, Caja de Valores S.A., and/or other comparable agencies;and any necessary dealings for the authorization of the public offering of such notes;
(iii) To authorize the Board of Directors to sub-delegate the powers and authorizations referred to in paragraphs (i) and (ii) above to one or more of its members, Company managers or the persons it determines in accordance with current laws and regulations.

ITEM FIFTEEN: STOCK CAPITAL INCREASE FOR UP TO A PAR VALUE OF $ 200,000,000, THROUGH THE ISSUANCE OF UP TO 200,000,000 COMMON BOOK-ENTRY SHARES OF $ 1 PAR VALUE EACH AND ENTITLED TO ONE VOTE PER SHARE, EQUIVALENT TO 34.56% OF THE CURRENT STOCK CAPITAL, ENTITLED TO RECEIVE DIVIDENDS FROM THEIR SUBSCRIPTION DATE, PARI PASSU TOGETHER WITH THE SHARES OUTSTANDING AS OF THE TIME OF ISSUANCE, WITH ISSUE PREMIUM, THROUGH (I) PUBLIC SUBSCRIPTION IN THE CAPITAL MARKETS OF ARGENTINA AND/OR ABROAD, WHICH MAY BE PAID IN (A) IN KIND AND/OR (B) IN CASH INARGENTINE PESOS AND/OR FOREIGN CURRENCY; AND/OR (II) THE ISSUANCE OF CONVERTIBLE NOTES PURSUANT TO SECTION 17 OF LAW 23,576; AND/OR (III) THE ISSUANCE OF WARRANTS. DETERMINATION OF PARAMETERS WITHIN WHICH THE BOARD OF DIRECTORS WILL ESTABLISH THE ISSUE PREMIUM AND ITS CALCULATION METHOD. PREEMPTIVE SUBSCRIPTION RIGHT AND APPLICABLE TERM PURSUANT TO SECTION 62 BIS OF LAW 26,831, AS APPLICABLE.
The meeting approved by majority of votes:
A) The stock capital increase for up to a par value of $ 200,000,000, under the terms proposed to this meeting, represented by 200,000,000 (two hundred million) common book-entry shares of $ 1 par value each and entitled to one vote per share and entitled to receive dividends from their subscription date in the case of shares issued by public subscription or their exercise date, in the case of convertible notes and/or warrants, pari passu together with the shares outstanding as of the time of issuance (the “New Shares”), to be offered (i) as common shares; and/or (ii) through the issuance of notes convertible into shares under Section 17 of Law 23,576; and/or (iii) the issuance of warrants or subscription options pursuant to section 63 of Law 26,831, which may be paid in, in all the cases set forth in (i), (ii) and (iii) above, (a) in kind and/or (b) in cash in Argentine pesos and/or in foreign currency to be offered to the public in the Argentine Republic and/or abroad.

ITEM SIXTEEN: DELEGATION ON THE BOARD OF DIRECTORS OF THE POWER TO DETERMINE ALL TERMS AND CONDITIONS OF ISSUANCE OTHER THAN THOSE EXPRESSLY DETERMINED BY THE SHAREHOLDERS’ MEETING, INCLUDING THROUGH PUBLIC SUBSCRIPTION, ISSUANCE OF CONVERTIBLE NOTES AND/OR SUBSCRIPTION OF WARRANTS, WITH AUTHORITY TO SUBDELEGATE SUCH POWERS TO ONE OR MORE DIRECTORS, CORPORATE MANAGERS OR PERSONS AUTHORIZED BY IT, PURSUANT TO APPLICABLE LAW, INCLUDING, WITHOUT LIMITATION, THE FOLLOWING POWERS, AS APPLICABLE: (I) DETERMINATION OF AMOUNT, CURRENCY, TIME, FORM OF SUBSCRIPTION (IN KIND AND/OR IN CASH), ISSUE PREMIUM, PRICE AND/OR SUBSCRIPTION AND/OR CONVERSION RATIO, PAYMENT CONDITIONS AND FURTHER TERMS AND CONDITIONS OF ISSUANCE; (II) APPLICATION TO THE ARGENTINE SECURITIES COMMISSION (“CNV”) FOR AUTHORIZATION OF PUBLIC OFFERING AND LISTING OF THE SHARES AND/OR CONVERTIBLE NOTES AND/OR WARRANTS TO BE ISSUED AND LISTING AND/OR TRADING THEREOF IN AUTHORIZED STOCK EXCHANGES AND/OR SECURITIES MARKETS OF ARGENTINA AND/OR ABROAD, WITH AUTHORITY TO APPLY FOR ANY OTHER KIND OF PUBLIC OFFERING AUTHORIZATIONS BEFORE THE CNV, THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR OTHER COMPARABLE AGENCIES OF ARGENTINA OR ABROAD; (III) THE INCREASE AND/OR MODIFICATION OF AND/OR AMENDMENT TO THE AMERICAN DEPOSITARY RECEIPT PROGRAM IN EFFECT AS OF THE DATE HEREOF BETWEEN THE COMPANY AND THE BANK OF NEW YORK, AS DEPOSITARY, REPRESENTING AMERICAN DEPOSITARY SHARES, AND DELEGATION ON THE BOARD OF DIRECTORS OF THE POWER TO DETERMINE THE TERMS, CONDITIONS AND SCOPE OF SUCH PROGRAM AND/OR THE SUBSCRIPTION OF A NEW DEPOSIT PROGRAM WITH A NEW DEPOSITARY AND DELEGATION ON THE BOARD OF DIRECTORS OF THE POWER TO AGREE UPON THE TERMS, CONDITIONS AND SCOPE OF SUCH PROGRAM; (IV) DRAFTING AND EXECUTION OF PRELIMINARY AND FINAL OFFERING MEMORANDA TO BE FILED WITH THE CNV, THE SEC AND/OR OTHER COMPARABLE AGENCIES AND/OR AUTHORIZED SECURITIES MARKETS, IN ALL CASES OF ARGENTINA AND/OR ABROAD; AND (V) EXECUTION OF ALL DOCUMENTS REQUIRED TO IMPLEMENT THE ISSUANCE OF SHARES AND/OR CONVERTIBLE NOTES AND/OR WARRANTS, AND THE TAKING OF ANY RELATED ACTIONS FOR COMPLYING WITH THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS’ MEETING, WITH THE BROADEST POWERS TO SUCH END; AND (C) USE OF PROCEEDS OF THE ISSUE.
Considering the capital increase resolved upon in the previous item, the meeting approved by majority of votes to delegate on the board of directors the power to determine the manner, price, conditions and terms of the various alternatives of issuance considered in the preceding item or a combination thereof, setting forth the parameters to that effect.

ITEM SEVENTEEN: IMPLEMENTATION OF INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS, WITHOUT ISSUE PREMIUM, FOR UP TO 1% OF THE STOCK CAPITAL IN EFFECT AS OF THE TIME OF EXECUTION OF THE PLAN. CAPITAL INCREASE FOR IMPLEMENTING THE PLAN.
The meeting approved by majority of votes (I) the implementation of an incentive plan for employees, management and directors of the Company, without issue premium, and for up to 1% of the stock capital in effect as of the time of execution of the plan and (II) to proceed to the Company’s capital increase for up to 1% of the stock capital in effect as of the time of execution of the plan solely for such purpose.

ITEM EIGHTEEN: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: October 31, 2019